SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

 (Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 01-28190

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Camden National Corporation
Retirement Savings 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Camden National Corporation
2 Elm Street
Camden, Maine 04843

REQUIRED INFORMATION

The Camden National Corporation Retirement Savings 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2008 and 2007, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Camden National Corporation Retirement Savings 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Camden National Corporation Retirement Savings 401(k) Plan

By:	/s/Carolyn C. Crosby	Date:	June 25, 2009

Carolyn C. Crosby
Vice President Human Resources

By:	/s/Gregory A. Dufour	Date:	June 25, 2009

Gregory A. Dufour
President & CEO

Appendix 1

CAMDEN NATIONAL CORPORATION
RETIREMENT SAVINGS 401(k) PLAN

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2008 and 2007

With Report of Independent Registered Public Accounting Firm

INDEPENDENT AUDITORS' REPORT

Audit Committee
Camden National Corporation Retirement Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine
June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Camden National Corporation Retirement Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine
June 25, 2009

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

Investments, at fair value	$18,059,669	$19,074,476

Contributions receivable
Participants'	3	34,894
Employer	454,041	324,718

Total contributions receivable	454,044	359,612

Net assets available for benefits	$18,513,713	$19,434,088

The accompanying notes are an integral part of these financial statements.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007

Additions to net assets attributed to:
Investment income (loss)
Interest and dividends	$1,278,658	$1,035,798
Net depreciation in fair value of investments	(7,304,535)	(373,783)

Net investment income (loss)	(6,025,877)	662,015

Contributions
Employer	1,106,921	782,209
Participants'	1,419,464	1,078,386
Rollovers	7,611	287,561

Total contributions	2,533,996	2,148,156

Transfer from Union Trust Company 401(k) Profit Sharing Plan	5,269,724	-

Total additions	1,777,843	2,810,171

Deductions from net assets attributed to:
Benefits paid to participants	2,690,518	2,491,127
Administrative fees	7,700	7,334

Total deductions	2,698,218	2,498,461

Increase (decrease) in net assets available for benefits	(920,375)	311,710

Net assets available for benefits

Beginning of year	19,434,088	19,122,378

End of year	$18,513,713	$19,434,088

The accompanying notes are an integral part of these financial statements.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following description of the Camden National Corporation Retirement Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Camden National Corporation (the Corporation) and its subsidiaries, Camden National Bank and Acadia Trust, N.A., who have at least 30 days of service and are age eighteen or older. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum percentage of compensation and dollar amount permissible under Section 402(g) of the Internal Revenue Code (Code), not to exceed the limits of Code Sections 401(k), 404, and 415. Participants may direct investments into various investment options offered by the Plan. The Corporation matches 100% of participants’ contributions up to 3% of salary, and 50% of participants’ contributions that exceed 3% of salary, but do not exceed 5% of salary. The Corporation may also make additional discretionary matching and profit sharing contributions. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon, safe harbor matching contributions and discretionary matching contributions. Vesting in the Corporation profit sharing portion of their accounts, plus earnings thereon, is based on a six-year graded vesting schedule.

Forfeited Accounts

At December 31, 2008 and 2007 forfeited nonvested accounts totaled $43,975 and $69,838, respectively.  These accounts will be used to reduce future employer contributions.  Also, in 2008 and 2007, employer contributions were reduced by $43,975 and $69,838, respectively, from forfeited nonvested accounts.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Administrative Expenses

Substantially all administrative expenses are paid by the Corporation.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in installment payments over any period that does not exceed the life expectancy of the beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	Summary of Accounting Policies

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.	Investments

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 9 for discussion of fair value measurements.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Investments that represent 5% or more of the Plan’s net assets are as follows:

	2008	2007

Camden National Bank FDIC Insured Fund	$3,506,935	$2,214,584
Fidelity Contrafund	1,684,448	2,211,100
Vanguard Total Bond Market Index Fund	1,163,163	562,429
Vanguard 500 Index Fund	1,158,885	1,264,434
Fidelity Low-Priced Stock Fund	1,141,300	1,794,554
Dodge & Cox Stock Fund	1,133,334	1,623,107
Dodge & Cox International Stock Fund	1,073,233	1,771,047
Vanguard LifeStrategy Moderate Growth Fund	1,008,417	272,683
Franklin Mutual Series Beacon Fund	680,277	1,306,924
Brandywine Fund	662,217	1,169,934

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2008	2007

Mutual funds	$(7,280,102)	$(28,525)
Common stock	(24,433)	(345,258)

	$(7,304,535)	$(373,783)

4.	Tax Status

The Plan obtained its latest determination letter dated January 2009, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Corporation believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

6.	Party-In-Interest Transactions

Acadia Trust, N.A. (Acadia) is the Plan’s trustee. Employees of Acadia are also covered by the Plan because Acadia is a wholly-owned subsidiary of Camden National Corporation. Compensation for services provided is paid directly by the Corporation.

The Plan did not own any shares of Camden National Corporation common stock at December 31, 2008.  The Plan owned 19,111 shares of Camden National Corporation common stock valued at $542,561 at December 31, 2007. The shares of Camden National Corporation common stock were sold during 2008.  Also included in the Plan’s net assets at December 31, 2008 and 2007 were $3,506,935 and $2,214,584 of Camden National Bank FDIC Insured Fund, respectively. Accordingly, transactions within these funds qualify as party-in-interest.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Significant Event

Due to Union Bankshares Company merger with Camden National Corporation, Union Trust Company (a wholly owned subsidiary of Union Bankshares Company) rolled over the Union Trust Company 401(k) Profit Sharing Plan into the Camden National Corporation Retirement Savings 401(k) Plan, with the actual transfer of funds occurring on May 23, 2008.  Plan assets of $5,269,724 were transferred to Acadia Trust, N.A., the trustee of the Camden National Corporation Retirement Savings 401(k) Plan.

9.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB No. 157 are described below:

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:  Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2008.

Mutual funds and money market funds: Valued at the net asset value (‘NAV”) of shares held by the Plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual funds	$13,361,021	$-	$-	$13,361,021
Participant loans	-	-	436,964	436,964
Money market / cash management	4,261,684	-	-	4,261,684

Total assets at fair value	$17,622,705	$-	$436,964	$18,059,669

Level 3 Fair Value Changes

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year Ended
December 31, 2008
Participant Loans

Balance, beginning of year	$296,760
Purchases, sales, issuances and settlements (net)	140,204

Balance, end of year	$436,964

Schedule 1

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 01-0413282  Plan #002
Required for IRS Form 5500

December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par or Maturity Value	Cost (1)	Value

	Matrix Cash Money Market Account	Money Market		$237,843
*	Camden National Bank FDIC Insured Fund (2)	Money Market		3,506,935
	Vanguard Retirement Savings Trust	Money Market		516,864
	Vanguard Total Bond Market Index Fund	Mutual Fund		1,163,163
	Vanguard Wellesley Income Fund	Mutual Fund		923,290
	Vanguard LifeStrategy Income Fund	Mutual Fund		235,287
	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund		282,377
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund		1,008,417
	Vanguard LifeStrategy Growth Fund	Mutual Fund		134,931
	Vanguard Short-Term Bond Index Fund	Mutual Fund		728,165
	Vanguard 500 Index Fund	Mutual Fund		1,158,885
	Franklin Mutual Series Beacon Fund	Mutual Fund		680,277
	Brandywine Fund	Mutual Fund		662,217
	Fidelity Low-Priced Stock Fund	Mutual Fund		1,141,300
	T. Rowe Price New Horizons Fund	Mutual Fund		559,869
	Artisan International Fund	Mutual Fund		404,795
	Dodge & Cox International Stock Fund	Mutual Fund		1,073,233
	Fidelity Contrafund	Mutual Fund		1,684,448
	Dodge & Cox Stock Fund	Mutual Fund		1,133,334
	Royce Total Return Fund	Mutual Fund		387,033
	Federated U.S. Treasury Cash Reserve	Cash management asset		42
*	Participant loans	4.00% - 9.25%, 10 years		436,964
		or less maturity
				$18,059,669

*	Indicates party-in-interest to the Plan.
(1)	Participant directed, information not required.
(2)	FDIC Insured up to $250,000 per participant

Consent of Independent Registered Public Accounting Firm

As the independent registered public accountants of Camden National Corporation, we hereby consent to the incorporation by reference in Registration Statement No. 333-108214 of Camden National Corporation on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of Camden National Corporation Retirement Savings 401(k) Plan for the year ended December 31, 2008.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine
June 25, 2009